Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

March 22, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Fettig

Re:	Vivaldi Opportunities Fund, File Nos.: 333-223727; 811-23255

Dear Ms. Fettig:

The following responds to the comments you provided on March 20, 2018 in connection with your review of the registration statement under the Securities Act of 1933, as amended, and Amendment No. 3 to the registration statement under the Investment Company Act of 1940, as amended, (the “Registration Statement”) filed on Form N-2 of the Vivaldi Opportunities Fund (the “Fund” or “Registrant”).1

1.	Comment: The estimated fees and expenses contained in the Fee and Expense Table of the Prospectus are the same as the fees and expenses in the fee and expense table of the initial filing when the Fund incepted operations. Please confirm supplementally that the assumptions relating to those estimates have not changed.

Response: Registrant has recalculated the estimated fees and expense using current data and will revise the fee and expense table to address the changes in addition to the disclosure of interest payments on borrowed funds, addressed below.

2.	Comment: Please confirm that the statement in the Prospectus that the Fund does not intend to engage in borrowing during its first year of operations is still accurate.

Response: The Registrant will change the statement in the Prospectus to disclose that that the Fund will engage in borrowing during its first year of operations and the interest payments on the borrowed funds will be reflected in a revised fee and expense table.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration.

Any questions concerning these responses may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara